FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On February 8, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: February 8th, 2005

Exhibit 1

Compugen Ltd. Reports Fourth Quarter and Year-End 2004 Financial Results

TEL AVIV, ISRAEL, February 8, 2005 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2004.

"This past year saw the maturing of a critical component of our commercial strategy in the successful application of our initial discovery engines. These engines, which provide Compugen with the ability to focus our predictive discovery capabilities on specific therapeutic and diagnostic areas of interest, are now supporting both our out-licensing activities and our in-house development," stated Mor Amitai, Ph.D., Compugen`s President and Chief Executive Officer. "For example, one of our initial discovery engines is already providing Diagnostic Products Corporation with candidate diagnostic markers under the broad diagnostic collaboration signed with them a few months ago, the first of our pipeline agreements."

"Incorporating our deeper understandings of important biological phenomena and utilizing our industry leading computational biology capabilities, Compugen`s discovery engines are unique in the biopharmaceutical world," continued Dr. Amitai. "Furthermore, although we are confident that these predictive capabilities represent current `state-of-the-art` innovation, the iterative nature of our research efforts ensures that both our initial and future discovery engines will continue to improve as they are used."

"In order to meet the growing experimental biology requirements of our discovery engines, we tripled the size of our molecular biology laboratories during 2004, including the establishment of initial protein production facilities. In addition, we increased our investment in our diagnostic activities, our initial therapeutic pipeline, and in the protection of our growing base of intellectual property," Dr. Amitai concluded.

Consistent with the Company`s previously announced termination of certain non-strategic marketed products and services, revenues and grants for the year 2004 were $4.0 million (including $1.4 million from governmental and other grants), compared to $8.8 million for 2003 (including $2.0 million from governmental and other grants). The net loss for 2004 was $13.7 million (including a non-cash charge of $755,000 for amortization of deferred compensation), or $0.50 per share, compared with a net loss of $11.4 million (including a non-cash charge of $1.1 million for amortization of deferred compensation), or $0.43 per share, for 2003.

For the fourth quarter ended December 31, 2004, revenues and grants were $552,000 (including $393,000 from governmental and other grants) compared to $1.4 million for the same quarter in 2003 (including $485,000 from governmental and other grants). The net loss for the fourth quarter of 2004 was $3.7 million (including a non-cash charge of $155,000 for amortization of deferred compensation), or $ 0.14 per share, compared to a net loss of $3.5 million (including a non-cash charge of $262,000 for amortization of deferred compensation), or $0.13 per share, for the corresponding quarter in 2003.

As of December 31, 2004, Compugen had $48.4 million in cash, cash equivalents, and marketable securities, a decrease of $12.1 million from December 31, 2003. This greater-than-expected cash balance at year-end 2004 was due primarily to the timing of cash receipts, lower than budgeted expenditures, and proceeds from the exercise of stock options.

Compugen`s intellectual property portfolio includes patents and patent applications filed both in the United States and elsewhere. These patents and applications cover technologies, methods, and a vast number of specific genes and gene products, including splice variant sequences and proteins, and their functional characteristics and utilities. Using its proprietary methodologies, Compugen has identified several hundred thousand human transcripts believed to be previously unknown, including new genes and splice variants of known and novel genes.

2005 Guidance

Compugen`s most important financial consideration is to ensure the availability of the financial resources necessary for the Company to continue to develop until it reaches positive cash flow from operations. Therefore, the key short-term financial measurements for Compugen relate to cash balances and uses.

Compugen`s current expectations with respect to its financial results for 2005 are as follows:

●        Cash Balances and Uses: Compugen began 2005 with $48 million in cash and cash related accounts. The Company`s expectation is that its net cash usage for the year will be $14-16 million.

●        Revenues: Essentially all of the Company`s revenues to date have been related to the licensing of platforms and tools, and the provision of services, in each case incorporating certain of the Company`s technologies.  However, over the past few years, Compugen has discontinued and/or substantially deemphasized these activities in order to focus on the development and commercialization of therapeutic and diagnostic products based on the Company`s discoveries. Therefore, as previously announced, revenues in 2005 and thereafter will largely depend on royalties and other payments associated with such activities.  Such revenues are not projected to be material during 2005.

●        Research and Development: During 2004, Compugen committed a higher than planned percentage of its resources to its growing diagnostic activities - including the identification, selection, and validation of immunoassay, nucleic acid, and membrane-bound biomarkers. One result of this shift in resource allocation was a three to six month delay in adding additional molecules to its therapeutic protein pipeline, with three being added during 2004, instead of the planned six. During the first half of 2005, Compugen intends to both add new molecules to its pipeline and to initiate certain preclinical studies with respect to existing molecules. In addition, it will continue to expand its technology base and intellectual property portfolio. Therefore, research and development expenses for 2005 are expected to remain Compugen`s largest category of expenditure, and are expected to account for over 60% of the Company`s total operating expenses.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its fourth quarter and year-end results on Tuesday, February 8, 2005 at 10:00 a.m. EST. To access the conference call, please dial 1-866-500-4953 or 1-866-500-4964 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901. The replay will be available until 12:00 Noon EST on   Thursday, February 10, 2005.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2004 Unaudited	2003 Unaudited	2004 Unaudited	2003 Unaudited

Revenues	159	876	2,630	6,776
Governmental and other grants	393	485	1,397	2,050
Total revenues and grants	552	1,361	4,027	8,826

Cost and Expenses
Cost of revenues	82	539	1,100	2,275
Research and development expenses	3,469	3,339	12,039	12,998
Sales and marketing expenses	315	930	2,378	3,732
General and administrative expenses	958	865	3,332	2,975
Amortization of deferred compensation	155	262	755	1,062
Total operating expenses	4,979	5,935	19,604	23,042

Operating loss	(4,427)	(4,574)	(15,577)	(14,216)
Financing income, net	342	368	1,417	2,112
Other income	355	662	605	662
Capital loss	(13)	-	(167)	-
Net loss	(3,743)	(3,544)	(13,722)	(11,442)
Basic and diluted net loss per ordinary share	(0.14)	(0.13)	(0.50)	(0.43)
Weighted average number of ordinary shares outstanding	27,685,356	26,785,143	27,473,341	26,409,180

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

December 31, 2004

Unaudited

		December 31, 2003 Audited

ASSETS

Current assets

Cash, cash equivalents, and marketable securities	20,574	16,707
Receivables and prepaid expenses	1,545	1,456
Total current assets	22,119	18,163

Long-term investments
27,854	43,803
Other assets	1,641	1,623
Property and equipment, net	3,739	3,937
Total assets	55,353	67,526

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

3,107	3,629
Deferred revenues	276	1,566
Total current liabilities	3,383	5,195

Long-term liabilities
1,878	1,997
Other long-term liabilities	60	60
Excess of losses over investment in affiliate	466	466
Total long-term liabilities	2,404	2,523

Total shareholders` equity	49,566	59,808
Total liabilities and shareholders` equity	55,353	67,526

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